Russel Metals Inc.
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations
                 For the Years Ended December 31



The following management discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements. The following tables provide a summary of revenues and operating earnings for the Company's continuing operations by business segment, and certain related information, for the December
31 year ends. See Note 16 to the Consolidated Financial Statements for additional segment information.

The 1995 year shows a furthering of the Company's movement towards a Metals operating company. In May 1995, the Shareholders approved the change of the Company's name to Russel
Metals Inc. The sale of the White Pass Petroleum business for net proceeds of $34.1 million as well as the sale of the remaining discontinued consumer group operations for $27.5 million cash plus $15.5 million of debt and equity, significantly reduced the Company's investment in non-metals businesses.

In 1995, 88.4% of revenues were from Metals operations compared to 80.3% in 1994. With
Metals representing the principal business, the Company is including additional segment information within the Metals operations. Certain costs previously reported under the Metals segment are now included in Corporate. Metals segment operating margins for 1994 and 1993 have been adjusted to reflect this change.

Revenues
($000's)                                                              1995 Change    1994 Change
                                 1995             1994         1993   As % of 1994   As % of 1993
Metals                     $1,318,375       $1,072,751         $ 703,871         22.9              %           52.4              %
Transport                     173,300          263,419           263,015        (34.2)             %            0.2              %

Total                               $1,491,675      $1,336,170  $  966,886            11.6              %           38.2         %

Segment Operating Margins
($000's)                                                              1995 Change    1994 Change
                                 1995             1994         1993   As % of 1994   As % of 1993

Metals                        $52,596          $59,167      $21,428             (11.1)             %           176.1%
Transport                      10,985           18,777       20,904             (41.5             )%               (10.2) %

Total                                  $63,581         $77,944     $42,332           (18.4             )%          84.1%


Return on Average Net Assets

($000's)
                                                                           Operating Margin Return
                  Actual                            Average Net Assets      on Average Net Assets
                  Dec 31,
                    1995                 1995                    1994 1995      1994
 Metals                  $349,200              $373,800        $261,200               14.1              %           22.7  %
 Transport                   100,400              118,800       115,600                9.3              %           16.2  %
 Corporate and
   Discontinued              187,100              197,900       231,600
                         $636,700              $690,500        $608,400                9.2              %           12.8 %

Average net assets are calculated based on opening and closing monthly position.

Segment Information

Metals - The following table shows the revenues and operating margins and the changes for the business segments of the Metals operations for the periods indicated:

($000's)
                                                                      1995 Change    1994 Change
                                 1995             1994         1993   As % of 1994   As % of 1993
Revenues

Service Centers                     $  825,267       $ 731,438    $515,386            12.8              %          41.9%
Specialty Metals and Trading           493,108         341,313     188,485            44.5              %          81.1%

                           $1,318,375       $1,072,751            $703,871            22.9              %          52.4%

Segment Operating Margins

Service Centers                        $28,999         $37,785     $12,100           (23.3)             %         212.3%
Specialty Metals and Trading            23,597          21,382       9,328            10.4              %         129.2%

                              $52,596          $59,167             $21,428           (11.1)             %         176.1%

Metals revenues increased 22.9% in 1995 compared to 1994. This increase compares to an increase of 52.4% in 1994 compared to 1993.

The Company has segmented its Metals operations between service center operations and specialty metals and trading operations. Specialty metals operations include pipe and tubular distributors and processing and distribution operations with specialized niches.
  These businesses typically have a different margin and cost profile than the service center segment. The majority of the Company's acquisitions in the last two years have been in specialty businesses. Acquisitions made during 1994 accounted for approximately 88% of the revenue increase in specialty metals and trading during 1995.

Trading revenues for 1995 were approximately 6% higher than 1994. The high demand for steel and corresponding short fall of domestic mill capacity in the first quarter of 1995 led to bookings which were delivered and converted into sales in the second and third quarter. Import bookings decreased after the second quarter, reflecting softer North American demand and a corresponding increase in the ability of the domestic mills to supply their customers' needs.

The service center segment includes general line and flat rolled steel operations as well as other ferrous and non-ferrous metals products sold through locations in Canada and the
 United States.
The increase in service center revenue of 12.8% in 1995 compared to 1994 relates to higher
average selling prices per ton sold in 1995 compared to 1994. The actual tons sold in 1995 were approximately the same as 1994.

The reduced profitability of the service center operations in 1995 compared to 1994 has been caused by a change in the supply pricing trends, primarily in flat rolled products. During 1994, rapidly increasing prices generated inventory gains which contributed to stronger operating margins. In 1995, as prices stabilized or, as in the case of flat rolled products, declined, the
Company experienced inventory losses which have contributed to lower operating margins.

High inventory levels experienced throughout the industry in the second quarter of 1995 in the service center sector further lowered the margins as inventory positions were reduced. The
Company reduced Metals inventory levels from the peak of $270.0 million at May 31, 1995 to
$238.5 million at year end.

Metals revenues for 1994 increased 52.4% compared to 1993. Approximately two-thirds of the
52.4% increase was fueled through internal growth and one-third through acquisitions. Service center revenues increased by 41.9% while specialty metals and trading increased 81.1%. The service center increase was mainly internal growth related primarily to increased volume and metals prices across Canada. Trading revenues increased 20.1% primarily as a result of higher imports to North America due to increased demand for steel compared to 1993. Specialty metals revenues more than doubled in 1994 compared to 1993 with approximately 56% of the increase related to acquisitions.

Segment operating margins from Metals tripled in 1994 compared to 1993.  Similar to revenues,
internal growth (higher volumes and prices) accounted for approximately two-thirds of the segment operating margin increase and acquisitions one-third.

Transport - The reduced revenue from Transport operations in 1995 compared to 1994 relates to the sale of the White Pass Petroleum operations effective May 31, 1995 and the sale of
Consolidated Fastfrate effective September 1, 1994. Tri-Line trucking operations had increased revenue of 7.2% related to increased volumes in 1995 compared to 1994. Thunder Bay Terminals and White Pass Rail experienced revenues in 1995 similar to those of 1994.

The reduced segment operating margin relates to the sale of the businesses noted
 above as well
as a provision of $4.0 million in the fourth quarter of 1995 to cover anticipated environmental and other regulatory expenditures related to the White Pass operation.

The remaining operations, Thunder Bay Terminals, White Pass Rail and Tri-Line trucking operations, experienced an increase in operating margins of approximately 11% compared to
1994. In the fourth quarter of 1995, the trucking operations experienced a softening of volumes indicating the peak in the transport cycle may have been reached.

Total revenues from Transport operations in 1994 approximated 1993 revenues. However, the
1994 revenues represent higher sales in the White Pass Petroleum and Rail operations and lower coal throughput at Thunder Bay Terminals. Also, higher sales at Tri-Line Expressways' truckload operations offset the reduction in pool car revenues due to the sale of Consolidated Fastfrate effective September 1, 1994.

Segment operating margins of $18.8 million for 1994 were $2.1 million lower than
 1993.  The
reduction mainly relates to the lower volumes at Thunder Bay Terminals partially offset by higher
margins at Tri-Line Expressways.

Consolidated Results

Revenues - The increase in consolidated revenues of 11.6% in 1995 compared to 1994 represents an increase in revenues from Metals offset by a decrease in revenues from Transport.

The increase in 1994 revenues compared to 1993 revenues of 38.2% related to higher volumes and prices in the Metals operations.

Operating Margins - The decrease in segment operating margins of 18.4% is a combination of decreased segment operating margins in Metals and Transport operations as discussed above.





The 1994 segment operating margins almost doubled compared to 1993. The increase in operating earnings is a result of substantially increased sales levels and strong operating margins in Metals.

Interest Expense - The following table shows the components of interest expense.
  The most
significant factor affecting interest expense in 1995 was the high level of borrowings under the
Company's short-term debt. The floating rate long-term interest relates primarily to the U.S. note which was previously swapped from fixed to floating rates. The reduction of floating rate long-term interest expense is primarily due to a stronger Canadian dollar.  The decrease in fixed rate
interest in 1995 relates to the repayment of the 8.79% debentures in May 1994. The table of average net assets employed shows that the average net assets for 1995 were $82.1 million higher than 1994. The additional borrowings were primarily to support the higher working capital level in Metals and for the replacement dock facility (see discussion in Liquidity section).

($000's)

                                 1995        1994         1993
Interest expense
  Long-term
     Fixed Rate                                   $12,594      $14,523        $22,166
     Floating Rate                                              16,291         16,762          8,103

  Short-term
     Standby and
       Operating Loans                             13,040        4,012          5,073

                                                  $41,925      $35.297        $35,342

Earnings from Continuing Operations - The 1995 earnings from continuing operations of $7.3 million compares to $16.7 million for 1994. The decrease is a result of lower segment operating margins in both Metals and Transport and higher interest costs in 1995 compared to 1994.

The earnings of $16.7 million in 1994 compares to a loss of $1.9 million for 1993.

Discontinued Operations - As at December 31, 1994, the Company announced a plan to discontinue its Consumer operations. The 1994 loss from discontinued operations of $25.5 million, net of income taxes, includes a provision of $13.8 million, net of income taxes, to cover the estimated loss on disposal and estimated results to date of disposal. This loss compares to earnings from discontinued operations of nil for 1995 and 1993.

Cyclicality

The Company's operations are engaged in businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve. The Metals operations service a wide variety of customers in both Canada and the United States, representing a cross section of all major industrial segments.
The revenues will fluctuate with the level of general business activity in Canada and selected regional markets in the United States. The Canadian service centers, which represent a larger portion of the Company's operations, are most significantly affected by economic conditions in
Ontario and Quebec, where demand for general line and flat rolled steel products from the
construction and capital goods sectors fluctuates considerably through an economic cycle. The cyclical nature of the Metals operations is evident from the segment margins of Metals during
1991 and 1992 compared to 1993 and 1994, with the later period reflecting an economic recovery.


Liquidity and Capital Resources

The average net assets employed, shown earlier, indicate the operating assets of the Company for
the Metals and Transport operations. The remaining $197.9 million of corporate assets are not productively employed by the Company. The monetization of these assets represents a significant liquidity opportunity as the funds will be used to expand the Metals operation, or alternatively, to reduce interest bearing debt.

On November 6, 1995, the Company completed the sale of its Cashway Building Centres business to a group led by management for proceeds of approximately $36.5 million. Under the terms of
sale, the Company has leased real property, valued at $23.0 million, to the purchaser and has retained a minority equity interest and subordinated debt in the new company valued at $11.5 million. This transaction has reduced corporate assets by approximately $21.5 million.

Corporate and discontinued assets are comprised of the following items:

                                                       1995                1994

Deferred Tax Debits and Taxes Recoverable       $ 69.0        $ 68.0
Working Capital - Discontinued Operations            -          17.1
Property held for resale                                        57.2        68.5
Minority Equity Interest in Divested Operations                 13.4        13.1
Debt in Divested Operations                                     22.7         7.7
Deferred Financing costs                                         9.1         8.6
Other                                                           15.7         5.8

TOTAL                                           $187.1        $188.8

In 1995, the Company capitalized $20.0 million related to a dock facility which was destroyed in an underwater avalanche in November 1994 in Skagway, Alaska. The remaining amount expended on the dock, net of $10.0 million insurance proceeds advanced in December 1995, is included in accounts receivable. The Company believes that it has a valid insurance claim for the replacement costs of this facility and that it is entitled to recover substantially all of the amounts expended to date. The Company has recently commenced legal action against its insurers for the recovery of these costs.

During 1995, the Company utilized $8.4 million cash in continuing operations. Continuing operations generated $16.5 million cash from operations and $5.3 million from working capital.
The sale of the White Pass Petroleum operations generated cash of $34.1 million, while capital
spending utilized $46.1 million. During 1995, expenditures also included $4.9 million to acquire three specialty Metals processing businesses and a $7.5 million increase in long -term receivables, primarily related to divestitures. Discontinued operations generated $43.6 million in cash during the period, primarily related to the sale of Cashway Building Centres and Willson Stationers.

During 1994, the Company utilized $139.8 million of cash in continuing operations and generated
$3.3 million of cash from discontinued operations. Continuing operations generated cash from operations of $57.6 million and $80.4 million from the issue of common shares, with $55.0 million of the common share issue used to redeem preference shares. Cash utilized by continuing operations included $44.4 million to acquire three pipe distributors, $30.2 million to repay the
Australian debenture and $120.0 million for increased working capital requirements. The $120.0 million increase in working capital in 1994 resulted primarily from revenue growth in the Metals operations.

During 1993, the Company generated cash flows of $49.0 million from the issue of common
shares, $132.4 million from the issue of the 10.25% Senior Notes and $17.3 million from continuing operations. The Company used $34.4 million in cash to fund increased working capital
and $87.7 million to repay long-term debt.

In December 1995, the Company replaced its revolving credit facility, arranged with a new syndicate of Canadian and U.S. banks. The Company now has a $350 million banking facility, including letters of credit, which matures on December 19, 1999 and may be extended for an additional one year period on each anniversary, with the permission of the syndicate. The first anniversary for an additional one year extension is December 19, 1996. The Company is entitled to borrow, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, less an amount equal to the principal amounts of the
Company's 10.2% debentures, to a maximum of $350 million.

The Company has no significant long-term debt repayments scheduled before 1998.
 The $16.6
million in current long-term debt as at December 31, 1995, represents the 10.2% debentures retractable annually until due on July 13, 1998.


The 1998 repayment of $20.4 million relates to the 8.61% Series C First Mortgage
 Bonds of
Thunder Bay Terminals which will be offset by a long-term receivable from Ontario Hydro.

Fixed charges were approximately $47.4 million in 1995, $39.8 million in 1994 and $39.4 million in 1993. For this purpose, fixed charges consist of interest expenses on all debt, amortization of deferred financing costs and a portion of operating lease rental expense that is representative of
the interest factor (deemed to be one-third of minimum operating lease rentals of continuing operations). The ratio of earnings (earnings (loss) before income taxes plus fixed charges) to fixed charges was 1.24 for 1995, 1.81 for 1994 and 0.91 for 1993. The Company's earnings from continuing operations were reduced by depreciation and amortization of $17.4 million in 1995,
$16.6 million in 1994 and $18.6 million in 1993.

Based upon the Company's current performance and management's estimates of operations prepared for internal planning purposes, for the period to December 31, 1999, the Company believes that it will generate a sufficient amount of cash flow from operations to pay all of its preferred share dividends, interest obligations on its indebtedness and operating costs as they become due during that period. The Company also believes that future borrowings under the
Revolving Credit Facility will provide sufficient financial resources to meet its obligations as they come due.


Outlook

The pricing stability of steel products will continue to be the major factor influencing fiscal 1996 results. Imports and additional mill capacity scheduled to come on-line later this year and in 1997 are providing uncertainty as to steel pricing directions.


Accounting Policies

In certain respects, Canadian GAAP may differ from U.S. GAAP. Relevant differences between
Canadian GAAP and U.S. GAAP are provided in Note 20 to the Consolidated
Financial
Statements.

RUSSEL METALS/NEWS


                     FOR IMMEDIATE RELEASE

STOCK SYMBOL:  TSE: RUS.A
NASDAQ: RUSAF


RUSSEL METALS REPORTS 1995  RESULTS

TORONTO (March 7, 1996) -- Russel Metals Inc. today reported improved overall results for the year ending December 31, 1995. The Company's continuing operations reported a decline in earnings in 1995 due to lower operating profits and higher interest costs.

Consolidated revenues for the year increased by 12% to $1.49 billion of which 88% was derived from Metals operations compared to 80% in 1994. Year-over-year Metals sales grew
 23% offset
by a decline in revenues in the Transport segment due to divestitures.

Operating margins for Metals declined 11% to $52.6 million in 1995. The lower Metals margins in 1995 were caused by a sharp decline in steel prices, primarily in flat rolled products,
experienced in the second half of 1995. As prices declined, the Company incurred inventory losses
which contributed to the lower operating margins. Transport total segment margins declined 42% to $11.0 million in 1995 caused by the divested operations discussed above as well as a $4.0 million provision in the fourth quarter of 1995 to cover environmental expenditures related to the
White Pass operation. Comparable remaining Transport operations generated an 11%
 higher
operating margin in the year compared to fiscal 1994.

The Company's overall net income for 1995 improved to $7.3 million, or $0.10 per share, from a
loss in 1994 of $8.8 million, or ($0.25) per share. The prior year results are after a provision for discontinued operations. The comparable continuing operations in the prior year earned $16.7 million or $0.27 per share.

Russel Metals Chairman and Chief Executive Officer, John S. Pelton, commented, "1995 was a year of progress and disappointment. We strengthened and expanded our core business, disposed of the last under-performing non-Metals businesses and put in place an innovative $350 million banking facility. In addition our focus on cash flow management allowed us to effectively deal with the changing market conditions in the second half of the year. While real progress was made in pursuit of the Company's strategies, the expected improvement in earnings per share did not
occur."

Mr. Pelton added, "The decline in steel prices, which was the principal cause of disappointing results, appears to have abated. Future pricing concerns relate primarily to additional steel production capacity scheduled to come on stream over the next two to three years."

Russel Metals is one of the five largest processors of metal and metal products in North America through its network of 58 service centers. The Company's operating units trade under various names including Russel Metals, Drummond McCall, Baldwin International, Bahcall Group, Total
Distributors, Pioneer Steel & Tube, Copco Steel, Comco Pipe and Supply and Wirth
 Limited.
Russel Metals also has investments in the transportation sector.

                              -30-

For further information, contact:
David Fine
Vice President Planning
and Communications,
Russel Metals
(905) 819 - 7402

                        RUSSEL METALS INC.
                   CONSOLIDATED BALANCE SHEETS
                          At December 31
                              ($000)

                                                   1995             1994
Current assets
    Accounts receivable                           $206,419         $223,729
    Income taxes recoverable                        11,940           17,888
    Inventories                                    242,568          239,629
    Prepaid expenses and other assets                3,247            3,583
    Current assets - discontinued operations                       -           79,258
                                                   464,174          564,087
Fixed assets
    Property, plant and equipment                  161,526          153,309
    Property held for resale                        57,224           68,549
                                                   218,750          221,858
Other assets
    Long-term receivables                           22,676           13,870
    Other investments                               16,441           11,258
    Deferred charges                                14,218           14,233
    Goodwill                                        12,160           11,471
    Deferred income taxes                           57,089           50,141
    Other assets - discontinued operations                         -           15,125
                                                   122,584          116,098

                                                  $805,508         $902,043


Current liabilities
     Bank indebtedness                            $ 63,987         $ 99,122
     Accounts payable and accrued liabilities                171,360          170,543
     Current portion of long-term debt              16,585           16,985
     Current liabilities - discontinued operations                    -             62,150
                                                   251,932          348,800

Long-Term Debt                                     166,520          171,013

Convertible Debentures and Shareholders' Equity              387,056          382,230

                                                  $805,508         $902,043


                        RUSSEL METALS INC.
               CONSOLIDATED STATEMENTS OF EARNINGS
                 For The Years Ended December 31
                              ($000)



                                                1995               1994            1993
Sales and services
     Metals                                  $1,318,375         $1,072,751      $  703,871
     Transport                                  173,300            263,419         263,015

                                             $1,491,675         $1,336,170      $  966,886

Earnings before interest and taxes
     Metals                                      52,596             59,167          21,428
     Transport                                   10,985             18,777          20,904
     Corporate                                  (10,048)           (10,270)             (10,366)

                                                 53,533             67,674          31,966
Interest                                                41,925            35,297              35,342

Earnings (loss) before income taxes                     11,608            32,377                        (3,376)

Provision for (recovery of) income taxes                 4,286            15,726                        (1,433)

Earnings (loss) from continuing operations                  7,322              16,651                        (1,943)

Earnings (loss) from discontinued operations - net of
  related income taxes                                       -           (25,454)                 28

Net earnings (loss) for the year                    $    7,322       $    (8,803)                  $    (1,915)

Earnings (loss) per common share from continuing operations
     Basic                                        $0.10              $0.27                         $(0.24)
     Fully diluted                                $0.10                         $0.27                        $(0.24)

Net earnings (loss) per common share
     Basic                                        $0.10             $(0.25)                        $(0.23)
     Fully diluted                                $0.10             $(0.25)                        $(0.23)


                          RUSSEL METALS INC.
       CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                   For The Years Ended December 31
                                ($000)


                                              1995         1994           1993
Operating activities
  Net earnings (loss) from continuing operations         $  7,322       $ 16,651          $   (1,943)
  Depreciation and amortization                  17,447          16,570        18,611
  Deferred income taxes                          (7,015)         24,812                   4,742
  Accrued revenue in respect of deferred income taxes      (1,318)          (899)                  (2,809)
  Loss (gain) on sale of fixed assets                54             438                  (1,343)
Cash from continuing operations                  16,490          57,572                  17,258

Changes in working capital items of continuing operations
  Accounts receivable                            16,016         (64,127)                (41,800)
  Income taxes recoverable                        5,948          (2,306)             6,335
  Inventories                                   (19,373)        (70,288)                (27,613)
  Current portion of long-term receivable             -                  -                9,625
  Accounts payable and accrued liabilities        2,379          14,995        21,189
  Other                                                    344       2,029               (2,177)
Cash from (used in) continuing operating activities        21,804        (62,125)                 (17,183)

Financing activities
  Increase (decrease) in long-term debt          (1,228)           (30,899)              44,695
  Increase in long-term receivable               (7,488)           (13,010)              (2,273)
  Issue of common shares                              -          80,396        48,959
  Redemption of preferred shares                      -         (55,000)                 -
  Dividends                                      (2,250)            (3,461)              (6,375)
Cash from (used in) financing activities        (10,966)        (21,974)                 85,006

Investing activities
  Purchase of fixed assets                      (46,111)           (15,367)             (11,580)
  Proceeds on sale of fixed assets                4,627           4,011         6,890
  Proceeds on sale of subsidiary company         34,074           6,885             -
  Purchase of subsidiary companies               (4,857)        (44,395)                 -
  Other                                          (6,994)            (6,790)             (17,098)
Cash used in investing activities               (19,261)           (55,656)             (21,788)

Increase (decrease) in cash from continuing operations           (8,423)               (139,755)                  46,035

Cash from discontinued operations                43,558           3,261                  29,184

Increase (decrease) in cash                      35,135        (136,494)            75,219
Cash position, beginning of the year            (99,122)            37,372              (37,847)

Cash position, end of the year                 $(63,987)       $(99,122)               $ 37,372

NOTE:  For 1994 and 1995 cash position represents bank indebtedness.